UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended: December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from               to

Commission File Number:  0-22256

MONACO COACH CORPORATION 401(K) PLAN

(Full title of the Plan)

MONACO COACH CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way

Coburg, OR 97408

(Address of principal executive office)

Monaco Coach Corporation

401(k) Plan

Index

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monaco Coach Corporation

401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation
401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 21, 2006

Monaco Coach Corporation
401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Registered investment companies	$26,770,644	$25,329,360
Common stock	17,978,689	23,591,557
Collective trust fund	19,364,927	18,090,809
Pooled separate accounts	16,287,888	12,474,071
Participant loans	4,018,861	3,670,265
Total investments	84,421,009	83,156,062
Receivables
Employer contributions	879,172	878,379
Total assets	85,300,181	84,034,441
Liabilities
Excess contributions payable	—	47,976
Net assets available for benefits	$85,300,181	$83,986,465

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income
Net depreciation in fair value of investments	$(687,674)
Interest and dividends	551,038
Interest on participant loan payments	212,692
Total investment income	76,056
Contributions
Participant	6,291,965
Employer	879,229
Participant rollover	444,667
Total contributions	7,615,861
Total additions	7,691,917
Deductions
Benefits paid to participants	(6,304,031)
Administrative expenses	(74,170)
Total deductions	(6,378,201)
Net increase	1,313,716
Net assets available for benefits
Beginning of year	83,986,465
End of year	$85,300,181

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.     Plan Description

The following brief description of the Monaco Coach Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, prospectus and the summary plan description for more complete information.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the “Company”) who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“IRC”). Principal Financial Group (“Principal”) acts as the Plan’s recordkeeper, Trustee and Custodian of the Plan’s assets.

Contributions

Participants may elect voluntary salary deferral contributions withheld from their salary based on an elected percentage, to a maximum of 25%, of their pre-tax earnings, subject to annual individual deferral limitations under the IRC including “catch-up” contributions for employees age 50 and older. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis. Participants may choose to invest up to 25% of their future salary deferral contributions in the Monaco Coach Corporation Common Stock Fund. The Company matches 25% of the first 4% of eligible compensation, if the Company has a net profit before such contributions at year end. Participant’s salary deferral and matching contributions are self-directed in the various investment funds of the Plan. All contributions are limited to the applicable amounts as prescribed by the IRC.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of Plan earnings, and an allocation of administrative expenses as defined by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and employer contributions plus actual earnings thereon; therefore, the Plan does not have any forfeitures.

Participant Loans

Participants may borrow up to 50% of the value of their account balance with the aggregate of any outstanding loans not to exceed $50,000. A participant may not have more than two loans outstanding at the same time. The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate. Principal and interest is paid ratably through weekly payroll deductions. Interest is credited to the participant’s account.

Benefit Payments

On termination of service due to death, disability, resignation, discharge or retirement, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or annual installments, or a direct rollover to another qualified plan according to the Plan’s provisions. If the participant has a balance of greater than $1,000 in his or her account, the participant may also elect to keep the account balance in the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in common stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year end. Investments in collective trust funds are stated at net unit value, based upon the fair market value of the underlying securities, as determined or provided by Principal. Collective trust funds represent investments held in pooled funds. The investments in the pooled separate accounts are stated at net unit value and are based on the fair market value of the underlying securities, as determined by Principal. Participant loans are valued at their outstanding balances, which approximates fair value.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 31, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ending December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:  benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet been paid have not been accrued. At December 31, 2005 and 2004, there was $0 and $1,136 payable to participants, respectively.

Expenses

Investment expenses and certain allowable administrative expenses are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. On an on-going basis, the Plan evaluates its estimates including contingencies and litigation. The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides participants with a choice of various investments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net assets of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005:

Registered investment companies
American Funds American Balanced R4 Fund	$8,022,359
MFS Value A Fund	7,921,395
Fidelity Advisor Mid Cap T Fund	5,164,808
Common stock
Harley Davidson Incorporated	14,996,319
Collective trust fund
Principal Stable Value Fund	19,364,927
Pooled separate accounts
Fidelity Contra Portfolio	6,691,194

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004:

Registered investment companies
American Funds American Balanced R4 Fund	$8,153,032
MFS Value A Fund	7,466,467
Fidelity Advisor Mid Cap T Fund	5,119,209
Common stock
Harley Davidson Incorporated	19,433,486
Collective trust fund
Principal Stable Value Fund	18,090,809
Pooled separate accounts
Fidelity Contra Portfolio	5,414,885

During 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(4,338,706)
Registered investment companies	1,582,098
Pooled separate accounts	1,398,886
Collective trust fund	670,048
$(687,674)

4.	Plan Tax Status

The Internal Revenue Service determined and informed the Company by letter, dated May 1, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the favorable determination letter, the plan administrator believes that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) and 501(a) of the IRC and that the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The net assets of the Plan would be allocated and distributed among the participants and beneficiaries of the Plan in proportion to their interests.

6.	Party-In-Interest and Related Party Transactions

The Plan’s investment assets represent funds invested in or maintained by Principal. Principal has been the Trustee and Custodian of Plan assets since February 23, 2003; and therefore, these investments represent exempt party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $74,170 for the year ended December 31, 2005.

Certain Plan investments are shares of Company common stock. At December 31, 2005, the Plan held 224,171 shares of Monaco Coach Corporation common stock valued at $2,982,370. At December 31, 2004, the Plan held 202,142 shares of Monaco Coach Corporation common stock valued at $4,158,071.

As part of the purchase of Holiday Rambler in 1996 from Harley Davidson, the Holiday Rambler benefit plan was merged into the Plan. Prior to the purchase of Holiday Rambler, participants could select Harley Davidson common stock as an investment option. After the acquisition, participants no longer could select the Harley Davidson common stock as an investment option to purchase additional shares but are able to retain shares owned in the Plan and sell all or a portion at any time. At December 31, 2005, the Plan held 291,247 shares of Harley Davidson common stock valued at $14,996,319. At December 31, 2004, the Plan held 319,893 shares of Harley Davidson common stock valued at $19,433,486.

7.	Reconciliation of Financial Statements to Form 5500

There were no differences between the Form 5500 and the financial statements for the years ended December 31, 2005 and 2004.

Monaco Coach Corporation

401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

		(c)
		Description of
		Investment Including
		Maturity Date,
	(b)	Rate of Interest,	(d)	(e)
	Identity of Issue, Borrower,	Collateral, Par or	Historical	Current
(a)	Lessor or Similar Party	Maturity Value	Cost (1)	Value

	Registered investment companies
	American Funds American Balanced R4 Fund	450,695 shares		$8,022,359
	MFS Value A Fund	342,177 shares		7,921,395
	Fidelity Advisor Mid Cap T Fund	212,807 shares		5,164,808
	Fidelity Advisor Diversified International Fund	177,797 shares		3,717,723
	American Funds Growth Fund R4 Fund	25,357 shares		777,964
	American Century Equity Income Adv Fund	86,933 shares		679,814
	AIM Small Cap Growth A Fund	0.44 shares		12
	Columbia Acorn A Fund	17,649 shares		486,569
	Total registered investment companies			26,770,644

	Common stock
	Harley Davidson Incorporated	291,247 shares		14,996,319
*	Monaco Coach Corporation	224,171 shares		2,982,370
	Total common stock			17,978,689

	Collective trust fund
*	Principal Stable Value Fund	1,268,421 units		19,364,927

	Pooled separate accounts
	Fidelity Contra Portfolio	222,620 units		6,691,194
*	Principal Large Cap Stock Index Separate Account	40,007 units		1,853,911
*	Principal Bond & Mortgage Separate Account	2,391 units		1,719,588
*	Principal Lifetime Strategic Income Separate Account	88,002 units		1,182,277
*	Principal Lifetime 2020 Separate Account	77,400 units		1,090,125
*	Principal Lifetime 2030 Separate Account	57,260 units		798,504
*	Principal Small Cap Stock Index Separate Account	37,142 units		742,931
*	Principal Partners Small-Cap Value Separate Account	19,472 units		359,585
*	Principal Lifetime 2040 Separate Account	43,887 units		620,412
*	Principal Mid Cap Stock Index Separate Account	22,791 units		436,664
*	Principal Lifetime 2050 Separate Account	26,872 units		358,981
*	Principal Lifetime 2010 Separate Account	31,614 units		433,716
	Total pooled separate accounts			16,287,888
*	Participant loans	5.00% - 10.50%, maturities
		ranging from 2006 to 2015		4,018,861
				$84,421,009

*	Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2006	MONACO COACH CORPORATION
401(K) PLAN

	By:	/s/ P Martin Daley
P. Martin Daley
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm